As filed with the Securities and Exchange Commission on January 19, 2006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

NVIDIA CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK

par value $.001 per share

(Title of Class of Securities)

67066G 10 4

(CUSIP Number of Class of Securities of Underlying Common Stock)

Jen-Hsun Huang

President and Chief Executive Officer

NVIDIA Corporation

2701 San Tomas Expressway

Santa Clara, California 95050

(408) 486-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

David M. Shannon, Esq.	Eric C. Jensen, Esq.
2701 San Tomas Expressway	John T. McKenna, Esq.
Santa Clara, California 95050	Cooley Godward LLP
(408) 486-2000	Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA 94306-2155
(650) 843-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,893,861	$309.64

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 196,061 shares of common stock of NVIDIA Corporation having an aggregate value of $2,893,861 as of January 17, 2006 will be amended pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model as of January 17, 2006.

**	$107.00 per $1,000,000 of the aggregate offering amount, pursuant to Rule 0-11 of the Securities Exchange Act of 1934 by Fee Advisory #5 for Fiscal Year 2006, effective November 27, 2005.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.

Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer: ☐

CUSIP NO. 67066G 10 4

SCHEDULE TO

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the Offer to Amend Outstanding Discounted Options, filed as Exhibit 99.(a)(1)(A) hereto (the “Offer to Amend”), under the “Summary of Terms” section is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a)	Name and Address. The name of the issuer is NVIDIA Corporation, a Delaware corporation (the “Company”), the address of its principal executive office is 2701 San Tomas Expressway, Santa Clara, California 95050 and the telephone number of its principal executive office is (408) 486-2000. The information set forth in the Offer to Amend under Section 14 “Information About NVIDIA” is incorporated herein by reference.

(b)	Securities. This Tender Offer Statement on Schedule TO relates to the Offer to Amend by the Company to amend, at the election of the applicable option holder, certain portions of options to purchase Company common stock granted under the NVIDIA Corporation 2000 Nonstatutory Equity Incentive Plan, as amended (the “Plan”), that (a) were granted to former MediaQ, Inc. employees at a discount in 2003, (b) vest or vested after December 31, 2004, and (c) are still outstanding on the date the proposed tender offer expires (the “Eligible Options”). Option holders who elect to amend their Eligible Options will receive an amendment to their existing option agreement with the Company, pursuant to which portions of such options will be amended to expire within 2 1/2 months after the close of the calendar year in which the portions vest. The subject class of securities consists of the Eligible Options. The actual number of shares of common stock subject to the option amendment will depend on the number of shares of common stock subject to Eligible Options approved for amendment by Eligible Option holders. The information set forth in the Offer to Amend under the “Summary of Terms” section, Section 1 “Eligible Participants; Number of Options; Offer Termination Date” and Section 8 “Interests of Directors and Officers; Transactions and Arrangements Involving Options” is incorporated herein by reference.

(c)	Trading Market and Price. The information set forth in the Offer to Amend under Section 7 (“Price Range of Common Stock”) is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSON.

(a)	Name and Address. The information set forth under Item 2(a) above and under Section 8 (“Interests of Directors and Officers; Transactions and Arrangements Involving Options”) is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a)	Material Terms. The information set forth in the Offer to Amend under the “Summary of Terms” section, Section 1 (“Eligible Participants; Number of Options; Offer Termination Date”), Section 3 (“Procedures for Amending Eligible Options”), Section 4 (“Change in Election”), Section 5 (“Acceptance of Eligible Options for Amendment”), Section 6 (“Conditions of the Offer”), Section 9 (“Accounting Consequences of the Offer”), Section 10 (“Legal Matters; Regulatory Approvals”), Section 11 (“Material U.S. Federal Income Tax Consequences”), and Section 12 (“Extension of Offer; Termination; Amendment”) is incorporated herein by reference.

(b)	Purchases. The information set forth in the Offer to Amend under Section 8 (“Interests of Directors and Officers; Transactions and Arrangements Involving Options”) is incorporated herein by reference.

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SCHEDULE TO

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Amend under Section 8 (“Interests of Directors and Officers; Transactions and Arrangements Involving Options”) is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)	Purposes. The information set forth in the Offer to Amend under Section 2 (“Purpose and Structure of the Offer”) is incorporated herein by reference.

(b)	Use of Securities Acquired. Not applicable.

(c)	Plans. At present, the board of directors is composed of nine (9) members. The Company from time to time evaluates strategic acquisitions and will continue to do so in the future. The Company may issue its stock or pay cash in connection with such acquisitions. The Company may obtain cash for such acquisitions through a variety of means, including, without limitation, through the issuance of additional stock. The information set forth in the Offer to Amend under Section 8 (“Interests of Directors and Officers; Transactions and Arrangements Involving Options”) is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)	Source of Funds. The information set forth in the Offer to Amend under Section 1 (“Eligible Participants; Number of Options; Offer Termination Date”), Section 9 (“Accounting Consequences of the Offer”) and Section 13 (“Fees and Expenses”) is incorporated herein by reference.

(b)	Conditions. The information set forth in the Offer to Amend under Section 6 (“Conditions of the Offer”) is incorporated herein by reference.

(d)	Borrowed Funds. Not applicable.

ITEM 8. INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.

(a)	Securities Ownership. The information set forth in the Offer to Amend under Section 8 (“Interests of Directors and Officers; Transactions and Arrangements Involving Options”) is incorporated herein by reference.

(b)	Securities Transactions. The information set forth in the Offer to Amend under Section 8 (“Interests of Directors and Officers; Transactions and Arrangements Involving Options”) is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

(a)	Financial Information. Item 8 (“Consolidated Financial Statements and Supplementary Data”) of the Company’s Annual Report on Form 10-K for its fiscal year ended January 30, 2005, filed with the Securities and Exchange Commission (the “SEC”) on March 22, 2005, including all material incorporated by reference therein, is incorporated herein by reference. Item 1 (“Financial Statements”) of the Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended October 30, 2005, filed with the SEC on November 23, 2005, including all material incorporated by reference therein, is incorporated herein by reference. The information set forth in the Offer to Amend under Section 14 (“Information About NVIDIA”), Section 15 (“Risk Factors”) and Section 16 (“Additional Information”) is incorporated herein by reference.

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SCHEDULE TO

(b)	Pro Forma Financial Information. Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

Not applicable.

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ITEM 12. EXHIBITS.

Exhibit Number	Description
99.(a)(1)(A)	Offer to Amend Outstanding Discounted Options, dated January 19, 2006.

99.(a)(1)(B)	Letter of Transmittal.

99.(a)(1)(C)	Form of Election Form.

99.(a)(1)(D)	Form of Notice of Change in Election from Accept to Reject.

99.(a)(1)(E)	Form of Notice of Change in Election from Reject to Accept.

99.(a)(1)(F)	NVIDIA Corporation’s Annual Report on Form 10-K, for its fiscal year ended January 30, 2005, filed with the Securities and Exchange Commission on March 22, 2005, and incorporated herein by reference.

99.(a)(1)(G)	NVIDIA Corporation’s Quarterly Report on Form 10-Q, for its fiscal quarter ended October 30, 2005, filed with the Securities and Exchange Commission on November 23, 2005, and incorporated herein by reference.

99.(a)(1)(H) *	Memorandum from Jensen Huang to Employees regarding Section 409A – Discounted Stock Options.

99.(a)(1)(I) *	NVIDIA Response to Section 409A Compliance.

99.(a)(1)(J) *	Template Memorandum from Jensen Huang to Employees regarding Supplemental Stock Option Grant.

99.(a)(1)(K) *	Timeline of Section 409A Related Events.

99.(a)(1)(L) *	Frequently Asked Questions: Section 409A.

99.(a)(1)(M) *	Hypothetical Example: Tax Penalties and Withholdings of Section 409A Non-Compliance.

99.(a)(1)(N) *	Deloitte Touche Tohmatsu Presentation: Taxation of Deferred Compensation and Discounted Stock Options: IRC Section 409A dated December 14, 2005.

99.(a)(1)(O) *	NVIDIA Presentation: Response to Section 409A dated December 14, 2005.

99.(b)	Not applicable.

99.(c)	Not applicable.

99.(d)(1)(A)	NVIDIA Corporation’s 2000 Nonstatutory Equity Incentive Plan, as amended, filed as Exhibit 10.11 to the Company’s Annual Report on Form 10-K for the year ended January 26, 2003, filed with the Securities and Exchange Commission on April 25, 2003 and incorporated herein by reference.

99.(d)(1)(B) *	Form of Discounted Stock Option Grant: Vesting and Exercise Detail.

99.(d)(1)(C)	Form of Discounted Stock Option Grant: Vesting and Exercise Detail.

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99.(e)	Not applicable.

99.(f)	Not applicable.

99.(g)	Not applicable.

99.(h)	Not applicable.

*	Previously filed with the Preliminary Communications on Schedule TO filed with the Securities and Exchange Commission on December 14, 2005, and incorporated herein by reference.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

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SCHEDULE TO

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January	18, 2006

NVIDIA CORPORATION

By:	/s/ David M. Shannon
David M. Shannon
Senior Vice President, General Counsel and Secretary

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SCHEDULE TO

INDEX OF EXHIBITS

Exhibit Number	Description
99.(a)(1)(A)	Offer to Amend Outstanding Discounted Options, dated January 19, 2006.

99.(a)(1)(B)	Letter of Transmittal.

99.(a)(1)(C)	Form of Election Form.

99.(a)(1)(D)	Form of Notice of Change in Election from Accept to Reject.

99.(a)(1)(E)	Form of Notice of Change in Election from Reject to Accept.

99.(a)(1)(F)	NVIDIA Corporation’s Annual Report on Form 10-K, for its fiscal year ended January 30, 2005, filed with the Securities and Exchange Commission on March 22, 2005, and incorporated herein by reference.

99.(a)(1)(G)	NVIDIA Corporation’s Quarterly Report on Form 10-Q, for its fiscal quarter ended October 30, 2005, filed with the Securities and Exchange Commission on November 23, 2005, and incorporated herein by reference.

99.(a)(1)(H) *	Memorandum from Jensen Huang to Employees regarding Section 409A – Discounted Stock Options.

99.(a)(1)(I) *	NVIDIA Response to Section 409A Compliance.

99.(a)(1)(J) *	Template Memorandum from Jensen Huang to Employees regarding Supplemental Stock Option Grant.

99.(a)(1)(K) *	Timeline of Section 409A Related Events.

99.(a)(1)(L) *	Frequently Asked Questions: Section 409A.

99.(a)(1)(M) *	Hypothetical Example: Tax Penalties and Withholdings of Section 409A Non-Compliance.

99.(a)(1)(N) *	Deloitte Touche Tohmatsu Presentation: Taxation of Deferred Compensation and Discounted Stock Options: IRC Section 409A dated December 14, 2005.

99.(a)(1)(O) *	NVIDIA Presentation: Response to Section 409A dated December 14, 2005.

99.(b)	Not applicable.

99.(c)	Not applicable.

99.(d)(1)(A)	NVIDIA Corporation’s 2000 Nonstatutory Equity Incentive Plan, as amended, filed as Exhibit 10.11 to the Company’s Annual Report on Form 10-K for the year ended January 26, 2003, filed with the Securities and Exchange Commission on April 25, 2003 and incorporated herein by reference.

99.(d)(1)(B) *	Form of Discounted Stock Option Grant: Vesting and Exercise Detail.

99.(d)(1)(C)	Form of Discounted Stock Option Grant: Vesting and Exercise Detail.

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SCHEDULE TO

99.(e)	Not applicable.

99.(f)	Not applicable.

99.(g)	Not applicable.

99.(h)	Not applicable.

*	Previously filed with the Preliminary Communications on Schedule TO filed with the Securities and Exchange Commission on December 14, 2005, and incorporated herein by reference.